UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SEC FILE NUMBER 000-53843
CUSIP NUMBER

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

U.S. CHINA MINING GROUP, INC.
Full Name of Registrant

Former Name if Applicable

15310 Amberly Drive, Suite 250
Address of Principal Executive Office (Street and Number)

Tampa, Florida 33647
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

U.S. China Mining Group, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended June 30, 2013 (the “Form 10-Q”). Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the unaudited condensed consolidated financial statements included in the Form 10-Q. The Company anticipates that its Form 10-Q will be filed within the prescribed extension period in accordance with Rule 12b-25(b).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Xinyu Peng	(813)	514-2873
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒   Yes     ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒   Yes     ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report that, during the six months ended June 30, 2013, we had sales of $1.07 million compared to $19.64 million for 2012, a decrease of 95% and that, during the three months ended June 30, 2013, we had sales of $0.53 million compared to $5.15 million for the comparable period in 2012, a decrease of 90%.  Further, we expect to report that our sales volume was 17,220 tons for the six months ended June 30, 2013, compared to 364,506 tons for 2012, a decrease of 95%, and our sales volume was 8,470 tons for the three months ended June 30, 2013, compared to 84,021 tons for 2012, a decrease of 90%.  These anticipated decreases resulted primarily from the decrease in our mines’ production, as described below, and the decrease of local demand. The decrease in local demand was attributable to the factors described above and the government’s policies of limiting coal consumption in favor of alternative fuel sources in residential and even for industrial usages, due to worsening air pollution in China, and the negative impacts from customers’ use of more coal imported from neighboring areas in Inner Mongolia at cheaper prices during 2013 as well as logistic difficulties for Xing An and its customers

We anticipate that Cost of goods sold (“COGS”) for the six months ended June 30, 2013 will be $0.96 million, a decrease of $13.19 million or 93%, from $14.15 million for 2012 and our COGS for the three months ended June 30, 2013 was $0.48 million, a decrease of $3.26 million or 87%, from $3.74 million for the comparable period in 2012. Our total production for the six months ended June 30, 2013 was 17,220 tons, compared to 425,387 tons for the corresponding period in 2012, a decrease of 408,167 tons and our total production for the three months ended June 30, 2013 was 8,470 tons, compared to 39,021 tons for 2012, a decrease of 30,551 tons, in each case, resulting from the changing geological conditions of Tong Gong mine’s under-shaft with increased rock zone as a result of our having to mine into the deeper areas of the underground mine, which limits the lifting capacity and results in higher extraction costs.

We were also impacted by the temporary shutdown of the production of the Tong Gong mine due to government inspection requirements. In addition, Xing An also temporarily ceased production in the first half year of 2013 due to the mine retrofit project and the government’s inspection requirements. During the fourth quarter of 2012 and the first quarter of 2013, serious accidents occurred at coal mines in neighboring areas in the Heilongjiang province where our mines are located. Consequently, the provincial mining authority has requested that all of the local mines mandatorily cease production for further safety review, in connection with the annual re-inspection, and approval before they would be allowed to re-open for production. The coal mines need to meet strict regulatory standards during the inspection and must advance a RMB30 million coal mine safety deposit into a government custodian account before they can be approved for production. The annual inspection usually occurs shortly after the Chinese New Year holiday, but the process was delayed this year until the provincial government announced this new policy in May. The Tong Gong passed the inspection and resumed its production during June. Due to the delay in the inspection and license renewal process and the shutdown, Tong Gong was only able to produce coal during one month for each of the first two quarters of 2013. Because Xing An does not produce coal during the summer months due to the specific nature of the mines, we do not expect to advance the mine safety deposit at this time. COGS as a percentage of sales was 90% for the six months ended June 30, 2013, compared to 72% in 2012 and COGS as a percentage of sales was 90% for the three months ended June 30, 2013, compared to 73% in 2012. Our average cost per ton was $55.89 in the six month period ended June 30, 2013, compared to $38.82 for the corresponding period in 2012 and our average cost per ton was $56.4 in the three months ended June 30, 2013, compared to $44.52 in 2012. In each case, this increase was primarily attributable to higher infrastructure, safety and environment standard requirements and overall inflation in China resulting in increased labor, certain materials and energy costs used for the mining and processing. In addition, decreased production/sales volume caused relatively higher depreciation and amortization cost resulting in higher unit cost on average.

As a result of our decreased sales and increased percentage of COGS to sales ,we anticipate that our gross profit for the six months ended June 30, 2013 will be $104,656 compared to $5.49 million for the comparable period in 2012 and that our gross profit for the three months ended June 30, 2013 will be $50,515, compared to $1.41 million for the second quarter of 2012.  Additionally, we anticipate that our operating expenses totaled $4.05 million for the six months ended June 30, 2013 compared to $9.07 million for 2012 and that the operating expenses for the three months ended June 30, 2013 totaled $1.97 million compared to $5.23 million for 2012.  The decreases were attributable to decreased selling expenses resulting from decreased sales in the second quarter of 2013 compared to the comparable period of 2012; and decreased G&A expenses resulting from decreased production and sales activities.  Accordingly, As a result of these decreases, our net loss for the six months ended June 30, 2013 is anticipated to be $3.76 million compared to $4.39 million for the corresponding period in 2012 and our anticipated net loss for the three months ended June 30, 2013 was $1.55 million compared to $4.03 million for the comparable period in 2012.

U.S. China Mining Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2013	By:	/s/ Xinyu Peng
Name: Xinyu Peng
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).